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                                                                    EXHIBIT 99.2

                                 AMENDMENTS TO
                         1998 LONG-TERM INCENTIVE PLAN

Section 3 shall be amended to read as follows:

     3.  Stock Subject to the Plan.  Except as otherwise provided in Section 12,
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     the aggregate number of shares of Common Stock with respect to which Awards may be granted through this Plan may not exceed 2,900,000 shares. If any Awards shall terminate or expire as to any number of shares, new Awards may thereafter be awarded with respect to such shares. The aggregate number of shares of Common Stock with respect to which Awards may be granted to any Participant in any calendar year may not exceed 100,000 shares.

The following sentences shall be removed in their entirety from Section 7:

     "The aggregate fair market value of the common stock covered by ISOs granted under the Plan or any other stock option plan of AMCOL or any subsidiary or parent of AMCOL that become exercisable for the first time by any employee in any calendar year shall not exceed $100,000. The aggregate fair market value will be determined at the Award Date."

The following shall be added to the end of Section 11:

     "Notwithstanding anything herein to the contrary, all nonvested options held by employees who are to become employees of BASF or any subsidiary thereof (the "Chemdal Employees"), pursuant to the Asset and Stock Purchase Agreement dated November 22, 1999, between AMCOL International Corporation, a Delaware corporation, and BASF Aktiengesellschaft, a corporation organized under the laws of Germany, shall be immediately fully vested and exercisable, except that any nonvested options held by any Chemdal Employees whose options were issued under a scheme approved by United Kingdom Inland Revenue will not be vested."

Section 12 shall be amended to read as follows:

     12.  Adjustments.
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          (a) If there is any change in the corporate structure or shares of the
     Company, the Committee may make any adjustments necessary to prevent accretion, or to protect against dilution, in the number and kind of shares of Common Stock with respect to which Awards may be granted under this Plan (including the maximum number of shares of Common Stock with respect to which Awards may be granted under this Plan in the aggregate and individually to any Participant during any calendar year as specified in
     Section 3) and, with respect to outstanding Awards, in the number and kind of shares covered thereby and in the applicable Option Price. For the purpose of this Section 12, a change in the corporate structure or shares of the Company includes, without limitation, any change resulting from a recapitalization, stock split, stock dividend, consolidation, rights offering, separation, reorganization, or liquidation and any transaction in which shares of Common Stock are changed into or exchanged for a different number or kind of shares of stock or other securities of the Company or another corporation.

          (b) In the event of an extraordinary dividend or other distribution, merger, reorganization, consolidation, combination, sale of assets, split up, exchange, or spin off, or other extraordinary corporate transaction, the Committee may, in such manner and to such extent (if any) as it deems appropriate and equitable make provision for a cash payment or for the substitution or exchange of any or all outstanding Awards or the cash, securities or property deliverable to the holder of any or all outstanding Awards based upon the distribution or consideration payable to holders of Common Stock upon or in respect of such event; provided, however, in each case, that with respect to any ISO no such adjustment may be made that would cause the Plan to violate section 422 of the Code (or any successor provision).